GreenPoint Financial Corp. and Subsidiaries

Exhibit 12.1

Ratios of Earnings to Fixed Charges – Continuing Operations

The Company’s consolidated ratios of earnings to fixed charges – continuing operations for each of the periods indicated are set fourth below:

	Quarter Ended										Six Months Ended
	June 30,		Mar. 31,		Dec. 31,		Sept. 30,		June 30,		June 30,
(In millions)	2003		2003		2002		2002		2002		2003		2002

Income from continuing operations before income taxes	$207		$202		$202		$199		$194		$409		$385

Combined fixed charges:
Interest expense on deposits	60		63		68		69		72		123		151
Interest expense on senior bank notes	—		—		—		—		3		—		5
Interest expense on senior notes	1		—		—		—		—		1		—
Interest expense on subordinated bank notes	3		4		4		4		4		7		9
Interest expense on guaranteed preferred beneficial interest in Company’s junior subordinated debentures	4		5		5		5		4		9		7
Appropriate portion (1/3) of rent expense	2		2		2		2		2		4		4
Total combined fixed charges	$70		$74		$79		$80		$85		$144		$176

Total combined fixed charges (excluding interest expense on deposits)	$10		$11		$11		$11		$13		$21		$25

Earnings before income taxes and combined fixed charges	$277		$276		$281		$279		$279		$553		$561

Ratio of earnings to combined fixed charges (including interest expense on deposits)	3.89	x	3.77	x	3.58	x	3.49	x	3.28	x	3.83	x	3.19	x

Ratio of earnings to combined fixed charges (excluding interest expense on deposits)	19.66	x	20.67	x	20.61	x	19.09	x	15.92	x	20.15	x	16.40	x